Exhibit (b)(1)

January 6, 2017

John P. Calamos, Sr.

2020 Calamos Court

Naperville, IL 60563

Dear Mr. Calamos:

[Redacted] is pleased to advise you of its commitment to provide to you (the “Borrower”) the credit facility (the “Facility”) described in the Term Sheet annexed hereto and incorporated herein by reference (the “Term Sheet”) (all terms not defined herein shall have the meanings ascribed to them in the Term Sheet), upon the terms and subject to the conditions set forth or referred to in this commitment letter (this “Commitment Letter”) and in the Term Sheet.

[Redacted]’s commitment hereunder is subject to (a) there not occurring or becoming known to us any material adverse condition or material adverse change in or affecting the financial condition of the Borrower and the Guarantors, taken as a whole, (b) our completion of and satisfaction in all respects with a reasonable due diligence investigation of the Borrower and the Guarantors, (c) our not becoming aware after the date hereof of any information or other matter materially affecting the Borrower, the Guarantors or the transactions contemplated hereby which is inconsistent in a material and adverse manner with any such information or other matter disclosed to us prior to the date hereof, (d) there not having occurred a material disruption of or material adverse change in financial, banking or capital market conditions that, in our reasonable judgment, could materially impair the extension of credit by [Redacted], (e) the negotiation, execution and delivery on or before March 31, 2017 of definitive loan documentation satisfactory to [Redacted] and its counsel and otherwise consistent with the terms set forth in the Term Sheet, and (f) the other conditions set forth or referred to in the Term Sheet. The terms and conditions of [Redacted]’s commitment hereunder and of the Facility are not limited to those set forth herein and in the Term Sheet. Those matters that are not covered by the provisions hereof and of the Term Sheet are subject to the approval and agreement of [Redacted] and the Borrower.

The Borrower agrees (a) to indemnify and hold harmless [Redacted] and its affiliates and officers, directors, employees, advisors, and agents (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Facility, the use of the proceeds thereof or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final, non-appealable judgment of a court to arise from the willful misconduct or gross negligence of such indemnified person, and (b) to reimburse [Redacted] and its affiliates on demand for all reasonable out-of-pocket expenses (including due diligence expenses, travel expenses, and reasonable fees, charges and disbursements of counsel) incurred in connection with the Facility and any related documentation (including this Commitment Letter, the Term Sheet and the definitive financing documentation) or the administration, amendment, modification or waiver thereof. No indemnified person shall be liable for any damages arising from the use by others of information provided to [Redacted] by you or other materials obtained through electronic, telecommunications or other information transmission systems or for any special, indirect, consequential or punitive damages in connection with the Facility or in connection with its activities related to the Facility.

This Commitment Letter shall not be assignable by you without the prior written consent of [Redacted] (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and [Redacted]. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter is the only agreement that has been entered into among us with respect to the Facility and sets forth the entire understanding of the parties with respect thereto.

This Commitment Letter shall be governed by, and construed in accordance with, the law of the State of New York. The Borrower consents to the nonexclusive jurisdiction and venue of the state or federal courts located in the City of New York. Each party hereto irrevocably waives, to the fullest extent permitted by applicable law, (a) any right it may have to a trial by jury in any legal proceeding arising out of or relating to this Commitment Letter, the Term Sheet or the transactions contemplated hereby or thereby (whether based on contract, tort or any other theory) and (b) any objection that it may now or hereafter have to the laying of venue of any such legal proceeding in the state or federal courts located in the City of New York.

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Term Sheet nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to your officers, agents and advisors who are directly involved in the consideration of this matter and the special committee, directors, and officers of Calamos Investments LLC and Calamos Asset Management, Inc., all of whom you shall be responsible for any breach by any one of them of this confidentiality undertaking or (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof), provided that the foregoing restrictions shall cease to apply after this Commitment Letter has been accepted by you.

You acknowledge that [Redacted] and its affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. [Redacted] will not use confidential information obtained from you by virtue of the transactions contemplated by this letter or its other relationships with you in connection with the performance by [Redacted] of services for other companies, and [Redacted] will not furnish any such information to other companies. You also acknowledge that [Redacted] has no obligation to use in connection with the transactions contemplated by this letter, or to furnish to you, confidential information obtained from other companies.

The compensation, reimbursement, indemnification and confidentiality provisions contained herein shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination or expiration of this Commitment Letter or [Redacted]’s commitment hereunder.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet by returning to us an executed counterpart hereof not later than 5:00 p.m., New York City time, on January 9, 2017. [Redacted]’s commitment herein will expire at such time in the event [Redacted] has not received such executed counterpart in accordance with the immediately preceding sentence.

[NO FURTHER TEXT; SIGNATURE PAGE FOLLOWS]

[Redacted] is pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

[REDACTED]

Accepted and agreed to as of the date first written above by:

/s/ John P. Calamos, Sr.
John P. Calamos, Sr.

Summary of Terms and Conditions

• LENDER	[Redacted]

• BORROWER	John P. Calamos, Sr.

• GUARANTORS	John P. Calamos 1985 Trust, Calamos Family Partners, Inc., Calamos Partners, LLC

• PLEDGORS	John P. Calamos 1985 Trust, Calamos Family Partners, Inc.

• FACILITY TYPE AND AMOUNT	A committed non revolving Line of Credit in the principal amount of $262,500,000 (the “Line”). Loans will only be available to be borrowed until the earlier of (x) 30 days from the closing date and (y) 5 days from the date of the initial funding, and any amounts not borrowed by such funding termination date will no longer be available. The Line will step down to $134,000,000 within 10 days of initial funding and all principal amounts in excess of $134,000,000 will be due and payable at such time. The Line will then step down by $5,000,000 every three months thereafter.

• TERM	The Line will mature on 1/31/19.

• PURPOSE	The proceeds of the Line will be used to pay off existing debt at US Bank and to tender shares of Calamos Asset Management.

• INTEREST RATE	At the Borrower’s option, either:

(i) A floating rate equal to the reserve-adjusted one-month LIBOR rate plus 1.10% per annum, changing when and as the one-month LIBOR rate changes (“Variable Rate Loans”); or

(ii) A fixed rate equal to the reserve-adjusted LIBOR rate for one, two or three-month plus 1.10% per annum, which rate shall remain fixed for the duration of the relevant maturity period (“Fixed Rate Loans”).

The Line will include customary provisions (a) protecting [Redacted] against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law, (b) addressing the potential unavailability, inadequacy or illegality of Variable Rate Loans and/or Fixed Rate Loans and (c) indemnifying [Redacted] for any withholding taxes.

Interest on all Loans will be payable quarterly, upon the date of any principal payment and at final maturity of the Line.

• MINIMUM LOAN AMOUNTS	The initial Loan must be in a minimum amount of at least $60,000.00 Each Fixed Rate Loan must be in a minimum amount of at least $5,000,000. There is no minimum loan size for Variable Rate Loans.

Summary of Terms and Conditions (cont.)

• PREPAYMENT	Prepayment is permitted, subject to compensating [Redacted] for any loss, cost or expense attributable to any payment of a Fixed Rate Loan on a day other than the last day of the maturity period with respect thereto.

• COLLATERAL	A first priority and continuing security interest in the following property and proceeds thereof: all assets in an account in the name of the Pledgors, held with [Redacted]. Collateral will consist of a portfolio of cash and liquid marketable securities held in an account at [Redacted]. Liquid marketable securities shall consist of a diversified portfolio of commercial paper, investment grade bonds, and/or widely held, liquid, high quality equities or mutual funds. The collateral will be given standard advance rates as may be assigned from time to time at [Redacted]’s sole discretion. The $134,000,000 remaining balance, after the initial step down, shall be initially secured by no less than $220,000,000 of collateral meeting the above acceptable description of liquidity.

• EVENTS OF DEFAULT	Customary for transactions of this type, including, but not limited to:

Failure to pay principal or interest when due

Misrepresentation or failure to observe covenants

Cross default to other indebtedness and agreements

Bankruptcy or insolvency

Death, incapacity or incompetency

Dissolution, merger or consolidation, or change in ownership

Forfeiture proceeding or material judgment

Material adverse change

Change in beneficial ownership

Borrower shall fail to maintain a minimum net worth greater than or equal to $600,000,000 at all times.

Borrower shall incur additional debt, direct or contingent, other than the debt verified on the balance sheet dated December 31’, 2015, debt held at [Redacted], and debt hereunder.

Borrower shall fail to provide to [Redacted], within 120 days of each calendar year-end, annual financial statements, which are to include a signed balance sheet, and copies of personal tax returns.

Loans collateralized by securities involve certain risks and may not be suitable for all investors.

Bank products and services are offered through [Redacted] and its affiliates.

Securities are offered through [Redacted], member FINRA, NYSE and SIPC.

Investment products: Not FDIC insured ● No bank guarantee ● May lose value

Summary of Terms and Conditions (cont.)

• CONDITIONS PRECEDENT	Customary for transactions of this type, including, but not limited to:

Open an account in the name of Calamos Asset Management to hold the proceeds of the Calamos Investments, LLC one time distribution and cash currently on the Calamos Asset Management’s corporate balance sheet.

An opinion from acceptable legal counsel confirming all entities structural soundness, including ability to guarantee and/or pledge as needed.

Verification that tender satisfies all approvals at [Redacted] discretion and that no injunctions or legal issues have been identified.

• COMMITMENT FEE	A one-time upfront fee of $250,000, payable on the closing date of the Line.

• EXPENSES	For the account of Borrower.

• LEGAL FEES	For the account of Borrower.

• LOAN DOCUMENTS	Any Line would include the execution and delivery of loan documentation that is satisfactory to [Redacted] and its legal counsel (and could include representations and warranties, and additional events of default and other provisions to be determined).

Loans collateralized by securities involve certain risks and may not be suitable for all investors.

Bank products and services are offered through [Redacted] and its affiliates.

Securities are offered through [Redacted], member FINRA, NYSE and SIPC.

Investment products: Not FDIC insured ● No bank guarantee ● May lose value